      As filed with the Securities and Exchange Commission on March 25, 1996.

                                           Registration No. 811-_______________




                                   FORM N-8B-2


                REGISTRATION STATEMENT OF UNIT INVESTMENT TRUSTS
                     WHICH ARE CURRENTLY ISSUING SECURITIES


         Pursuant to Section 8(b) of the Investment Company Act of 1940

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                       VALLEY FORGE LIFE INSURANCE COMPANY
                       -----------------------------------
                         VARIABLE LIFE SEPARATE ACCOUNT
                         ------------------------------
                         (Name of Unit Investment Trust)


                       VALLEY FORGE LIFE INSURANCE COMPANY
                       -----------------------------------
                               (Name of Depositor)


                                    CNA Plaza
                             Chicago, Illinois 60685
                             -----------------------
                   (Address of Principal Office of Registrant)




                  Issuer of periodic payment plan certificates
                only for purposes of information provided herein

                                       I.

                     ORGANIZATIONAL AND GENERAL INFORMATION

1.       (a)      Furnish name of the trust and the Internal Revenue Service
                  Employer Identification Number.

                           Valley Forge Life Insurance Company Variable Life Separate Account (the "Separate Account")

                           The Separate Account has no Internal Revenue Service Employer Identification Number.

1.       (b)      Furnish title of each class or series of securities issued by the trust.

                           Individual Flexible Premium Variable Life Insurance Policy (the "Policy").

2.       Furnish  name  and  principal  business  address  and ZIP  code and the
         Internal  Revenue  Service  Employer   Identification  Number  of  each
         depositor of the trust.

                           Valley Forge Life Insurance Company ("Valley Forge") CNA Plaza
                           Chicago, Illinois  60685

                           Internal Revenue Service Employer
                           Identification Number:  23-6200031
                                                   ----------

3. Furnish name and principal business address and ZIP code and the Internal Revenue Service Employer Identification Number of each custodian or trustee of the trust indicating for which class or series of securities each custodian or trustee is acting.

                           Valley Forge will hold in its own custody all of the securities of the Separate Account.

4.       Furnish  name  and  principal  business  address  and ZIP  code and the
         Internal  Revenue  Service  Employer   Identification  Number  of  each
         principal underwriter currently distributing securities of the trust.

                           Distribution of the Policy has not commenced. When distribution commences, the principal underwriter will be CNA Investor Services, Inc. ("CNA/ISI").

                           Internal Revenue Service Employer
                           Identification Number: 36-2639574
                                                  ----------

5. Furnish name of state or other sovereign power, the laws of which govern with respect to the organization of the trust.

                           Pennsylvania.

6.      (a)        Furnish the dates of execution and termination of any
                   indenture or agreement currently in effect under the terms of which the trust was organizedand issued or proposes to issue securities.

                           There is no such indenture or agreement. The Separate Account was established by a resolution of the board of directors of Valley Forge as a separate investment account on October 18, 1995 under the laws of the State of Pennsylvania and is subject to regulation by the Department of Insurance of the State of Pennsylvania. The Separate Account will continue in existence until its complete liquidation and the distribution of its assets to the persons entitled to receive them.

         (b) Furnish the dates of execution and termination of any indenture or agreement currently in effect pursuant to which the proceeds of payments on securities issued or to be issued by the trust are held by the custodian or trustee.

                           Not applicable. There is no such indenture or agreement. Valley Forge intends to act as its own custodian for the safekeeping of the assets of the Separate Account.

7. Furnish in chronological order the following information with respect to each change of name of the trust since January 1, 1930. If the name has never been changed, so state.

                           The Separate Account name has never been changed.

8.       State the date on which the fiscal year of the trust ends.

                           The fiscal year of the Separate Account ends on December 31.

Material Litigation
-------------------

9. Furnish a description of any pending legal proceedings, material with respect to the security holders of the trust by reason of the nature of the claim or the amount thereof, to which the trust, the depositor, or the principal underwriter is a party or of which the assets of the trust are the subject, including the substance of the claims involved in such proceeding and the title of the proceeding. Furnish a similar statement with respect to any pending administrative proceeding commenced by a governmental authority or any such proceeding or legal proceeding known to be contemplated by a governmental authority. Include any proceeding which, although immaterial itself, is representative of, or one of, a group which in the aggregate is material.

                           There are no pending legal proceedings commenced by, or known to be contemplated by, a governmental authority and no pending legal proceedings, material with respect to prospective purchasers of the Policies, to which the Separate Account, the depositor, or the principal underwriter is a party to or to which the assets of the Separate Account is subject.


                                       II.

                        GENERAL DESCRIPTION OF THE TRUST
                           AND SECURITIES OF THE TRUST


General Information Concerning the Securities of the Trust and the Rights of
----------------------------------------------------------------------------
Owners
------

10. Furnish a brief statement with respect to the following matters for each class or series of securities issued by the trust:

         (a)      Whether the securities are of the registered or bearer type.

                           The Policy which is to be issued is of the registered type insofar as the Policy is personal to the owner of the Policy ("Policy Owner"), and the records concerning the Policy Owner are maintained by or on behalf of Valley Forge.

         (b) Whether the securities are of the cumulative or distributive type.

                           The Policy is of the cumulative type, providing for no direct distribution of income, dividends, or capital gains. Such amounts are not separately identifiable but are reflected in the Policy value and death benefits under the Policy.

         (c) The rights of security holders with respect to withdrawal or redemption.

                           Incorporated herein by reference to the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6 under the Securities Act of 1933 (the "1933 Act"), describing flexible premium variable life insurance contracts (the "Prospectus"), specifically, the sections entitled "The Policy - Cancellation Privilege," "The Policy - Surrender Privilege," and "The Policy Withdrawal Privilege."

         (d) The rights of security holders with respect to conversion, transfer, partial redemption, and similar matters.

                           Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "The Policy - Transfers of Policy Values," "The Policy - Policy Loans," "The Policy - Withdrawal Privilege," "The Policy - Settlement Options," and "The Policy - Death Benefit Proceeds."

         (e) If the trust is the issuer of periodic payment plan certificates, the substance of the provisions of any indenture or agreement with respect to lapses or defaults by security holders in making principal payments, and with respect to reinstatement.

                           Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "The Policy - Policy Lapse and Reinstatement."

         (f) The substance of the provisions of any indenture or agreement with respect to voting rights, together with the names of any persons other than security holders given the right to exercise voting rights pertaining to the trust's securities or the underlying securities and the relationship of such persons to the trust.

                           Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6:
                           "Other Information about the Policies and the Company
                            - Voting Privileges."

         (g)     Whether security holders must be given notice of any change in:

                  (1)      the composition of the assets of the trust.

                  (2) the terms and conditions of the securities issued by the trust.

                  (3) the provisions of any indenture or agreement of the trust.

                  (4)      the identity of the depositor, trustee or custodian.

                           Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "General Information about the Company, the Variable Account and the Funds" and "Other Policy Benefits and Provisions-Modification of the Policy."

         (h) Whether the consent of security holders is required in order for action to be taken concerning any change in:

                  (1)      the composition of the assets of the trust.

                  (2) the terms and conditions of the securities issued by the trust.

                  (3) the provisions of any indenture or agreement of the trust.

                  (4)      the identity of the depositor, trustee or custodian.

                           See Item 10(g).
                           ---
         (i) Any other principal feature of the securities issued by the trust or any other principal right, privilege or obligation not covered by subdivisions (a) to (g) or by any other item in this form.

                           Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "The Policy - Premium Payments," "The Policy - Net Premium Allocations," "The Policy - Variable Policy Value," "The Policy - Fixed Policy Value," "The Policy - Maturity Benefits," "The Policy - Death Benefit Proceeds," "The Policy Settlement Options," "The Policy - Telephone Transaction Privileges," and "Other Policy Benefits and Provisions."

Information Concerning the Securities Underlying the Trust's Securities
-----------------------------------------------------------------------

11. Describe briefly the kind or type of securities comprising the unit of specified securities in which security holders have an interest. (If the unit consists of a single security issued by an investment company, name such investment company and furnish a description of the type of securities comprising the portfolio of such investment company.)

                           Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6:

                           "General Information about the Company, the Variable Account and the Funds - The Funds."

12. If the trust is the issuer of periodic payment plan certificates and if any underlying securities were issued by another investment company, furnish the following information for each such company:

         (a)      Name of company.

         (b)      Name and principal business address of depositor.

         (c)      Name and principal business address of trustee or custodian.

         (d)      Name and principal business address of principal underwriter.

         (e) The period during which the securities of such company have been the underlying securities.

                           Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6:
                           "General Information about the Company, the Variable Account and the Funds - The Funds." The Separate Account has not started operations and does not yet invest in these Funds.

Information Concerning Loads, Fees, Charges and Expenses
--------------------------------------------------------
13. (a) Furnish the following information with respect to each load, fee, expense or charge to which (1) principal payments,
                  (2) underlying securities, (3) distributions, (4) cumulated or reinvested distributions or income, and (5) redeemed or liquidated assets of the trust's securities are subject:

                           (A) the nature of such load, fee, expense, or charge;

                           (B)      the amount thereof;

                           (C) the name of the person to whom such amounts are paid and his relationship to the trust;

                           (D) the nature of the services performed by such person in consideration for such load, fee, expense or charge.

                           Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6:
                           "Charges and Deductions."

         (b) For each installment payment type of periodic payment plan certificate of the trust, furnish the following information with respect to sales load and other deductions from principal payments.

                           See Item 13(a).
                           ---
         (c) State the amount of total deductions as a percentage of the net amount invested for each type of security issued by the trust. State each different sales charge available as a percentage of the public offering price and as a percentage of the net amount invested. List any special purchase plans or methods established by rule or exemptive order that reflect scheduled variations in, or elimination of, the sales load and identify each class of individuals or transactions to which such plans apply.

                           See Item 13(a).
                           ---
         (d) Explain fully the reasons for any difference in the price at which securities are offered generally to the public, and the price at which securities are offered for any class of transactions to any class or group of individuals, including officers, directors, or employees of the depositor, trustee, custodian or principal underwriter.

                           Not applicable.

         (e) Furnish a brief description of any loads, fees, expenses or charges not covered in Item 13(a) which may be paid by security holders in connection with the trust or its securities. (Assignment, reinstatement, replacing lost certificates, etc.)

                           Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "The Policy - Policy Loans," "Other Policy Benefits and Provisions - Reports to Owners," and "Other Policy Benefits and Provisions - Supplemental Benefits and/or Riders."

                           See also Item 10(e).
                           --- ----

         (f) State whether the depositor, principal underwriter, custodian or trustee, or any affiliated person of the foregoing may receive profits or other benefits not included in answer to Items 13(a) or 13(d) through the sale or purchase of the trust's securities or interests in such securities, or underlying securities or interests in underlying securities, and describe fully the nature and extent of such profits or benefits.

                           Neither Valley Forge, CNA/ISI, nor any of their affiliates will receive any profits or benefits from Policy premiums or the investments held in the Separate Account not included in Item 13(a) above. Valley Forge will compensate certain persons, including Valley Forge and CNA/ISI agents, for services rendered in connection with the distribution and servicing of the Policies, but such compensation will be paid from Valley Forge's general account.


         (g) State the percentage that the aggregate annual charges and deductions for maintenance and other expenses of the trust bear to the dividend and interest income from the trust property during the period covered by the financial statements filed herewith.

                           Not applicable.

Information Concerning the Operations of the Trust
--------------------------------------------------
14. Describe the procedure with respect to applications (if any) and the issuance and authentication of the trust's securities, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6:
                           "The Policy - Purchasing a Policy."

15. Described the procedure with respect to the receipt of payments from purchasers of the trust's securities and the handling of the proceeds thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "The Policy - Premium Payments" and "The Policy
                           - Net Premium Allocations."


16. Describe the procedure with respect to the acquisition of underlying securities and the disposition thereof, and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "General Information about the Company, the Variable Account and the Funds - The Variable Account" and "General Information about the Company, the Variable Account and the Funds - The Funds."

17.      (a)      Describe the procedure with respect to withdrawal or
                  redemption by security holders.

                           The procedures with respect to surrenders, withdrawals or redemptions of security holders are described in response to Items 10(c), 10(d), and 10(e).

         (b) Furnish the names of any persons who may redeem or repurchase, or are required to redeem or repurchase, the trust's securities or underlying securities from security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                           Valley Forge is required to honor and process all surrender and withdrawal requests as described in
                           Item 10(c). The funds in which each Division of the Separate Account will invest are required to redeem shares upon Valley Forge's request in accordance with the 1940 Act. Redeemed shares of the Funds may later be reissued.

         (c) Indicate whether repurchased or redeemed securities will be cancelled or may be resold.

                           A Policy, once totally surrendered, is cancelled and may not be resold.

18.      (a)      Describe the procedure with respect to the receipt, custody and disposition of the income and other distributable funds of the trust and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           All income and other distributable funds of the Separate Account are reinvested in the shares of the funds that made the distributions and will be added to the assets of the Separate Account.

         (b) Describe the procedure, if any, with respect to the reinvestment of distributions to security holders and state the substance of the provisions of any indenture or agreement pertaining thereto.

                           Not applicable.

         (c) If any reserves or special funds are created out of income or principal, state with respect to each such reserve or fund the purpose and ultimate disposition thereof, and describe the manner of handling of same.

                           The Separate Account holds certain reserves for the life insurance benefits provided by the Policies.

        (d)       Submit  a  schedule   showing  the   periodic   and  special
                  distributions which have been made to security holders during the three years covered by the financial statements filed herewith. State for each such distribution the aggregate amount and amount per share. If distributions from sources other than current income have been made, identify each such other source and indicate whether such distribution represents the return of principal payments to security holders. If payments other than cash were made, describe the nature thereof, the account charged and the basis of determining the amount of such charge.

                             Not Applicable. No distributions have been made.

19. Describe the procedure with respect to the keeping of records and accounts of the trust, the making of reports and the furnishing of information to security holders, and the substance of the provisions of any indenture or agreement pertaining thereto.

                          Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6:
                          "Other Policy Benefits and Provisions - Reports to Owners."

20. State the substance of the provisions of any indenture or agreement concerning the trust with respect to the following:

         (a)      Amendments to such indenture or agreement.

                           Not applicable.

         (b)      The extension or termination of such indenture or agreement.

                           Not applicable.

         (c) The removal or resignation of the trustee or custodian, or the failure of the trustee or custodian to perform its duties, obligations and functions.

                           Not applicable.

         (d) The appointment of a successor trustee and the procedure if a successor trustee is not appointed.

                           Not Applicable.  The Separate Account has no trustee.

         (e) The removal or resignation of the depositor, or the failure of the depositor to perform its duties, obligations and functions.

                           Not applicable.

         (f) The appointment of a successor depositor and the procedure if a successor depositor is not appointed.

                           Not applicable.

21.      (a)      State the substance of the provisions of any indenture or
                  agreement with respect to loans to security holders.

                          Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6:
                          "The  Policy - Policy Loans."

         (b) Furnish a brief description of any procedure or arrangement by which loans are made available to security holders by the depositor, principal underwriter, trustee or custodian, or any affiliated person of the foregoing.

                           See paragraph (a) of this Item.

         (c) If such loans are made, furnish the aggregate amount of loans outstanding at the end of the last fiscal year, the amount of interest collected during the last fiscal year allocated to the depositor, principal underwriter, trustee or custodian or affiliated person of the foregoing and the aggregated amount of loans in default at the end of the last fiscal year covered by financial statements filed herewith.

                           Not Applicable.

22. State the substance of the provisions of any indenture or agreement with respect to limitations on the liabilities of the depositor, trustee or custodian, or any other party to such indenture or agreement.

                           Not Applicable. There is no such provision or agreement.

23. Describe any bonding arrangement for officers, directors, partners or employees of the depositor or principal underwriter of the trust, including the amount of coverage and the type of bond.

                           A fidelity bond in the amount of ____ million covering Valley Forge's officers and employees has been issued by_____________________________.

                           A fidelity bond in the amount of ____ million covering CNA/ISI's officers and employees has been issued by _____________________.

24. State the substance of any other material provisions of any indenture or agreement concerning the trust or its securities and a description of any other material functions or duties of the depositor, trustee or custodian not stated in Item 10 or Items 14 to 23 inclusive.

                           None.


                                      III.

           ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR


Organization and Operations of Depositor
----------------------------------------
25. State the form of organization of the depositor of the trust, the name of the state or other sovereign power under the laws of which the depositor was organized and the date of organization.

                           Valley Forge is a stock life insurance company organized under the laws of the State of Pennsylvania. Valley Forge was established in 1956 and is a wholly-owned subsidiary of Continental Assurance Company, a stock life insurance company organized under the laws of the State of Illinois in 1911. Continental Assurance Company is a wholly-owned subsidiary of Continental Casualty Company, a stock casualty insurance company organized under the laws of the State of Illinois. All of the voting securities of Continental Casualty are owned by CNA
                           Financial  Corporation,   a  Delaware corporation.
                           Loews Corporation, a Delaware corporation traded on the New York Stock Exchange, owns a majority of the outstanding voting securities of CNA Financial Corporation.

26.      (a)      Furnish the following  information with respect to all fees received by the depositor of the trust in connection with the exercise of any functions or duties concerning securities of the trust during the period covered by the financial statements filed herewith.

                           Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by the depositor from any underlying investment company or any affiliated person or investment adviser of such company.

                           Not applicable.

27. Describe the general character of the business engaged in by the depositor including a statement as to any business other than that of depositor of the trust. If the depositor acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust, and the nature of the depositor's activities therewith. If the depositor has ceased to act in such named capacity, state the date of and circumstances surrounding such cessation.

                           Valley Forge is admitted to sell life insurance and annuities in the District of Columbia, Puerto Rico, Guam, and all states except New York.

Officials and Affiliated Persons of Depositor
---------------------------------------------
28. (a) Furnish as at latest practicable date the following information with respect to the depositor of the trust, with respect to each officer, director, or partner of the depositor, and with respect to each natural person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the depositor.

                  (i)      name and principal business address;

                  (ii) nature of relationship or affiliation with depositor of the trust;

                  (iii)    ownership of all securities of the depositor;

                  (iv)     ownership of all securities of the trust;

                  (v) other companies of which each person named above is presently an officer, director, or partner.

                           See Items 25 and 28(b).
                           ---

         (b) Furnish a brief statement of the business experience during the last five years of each officer, director or partner of the depositor.

                           Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6:

                           "Other Information about the Policies and the Company
                           - The Company Directors and Executive Officers."


Companies Owning Securities of Depositor
----------------------------------------
29. Furnish as at latest practicable date the following information with respect to each company which directly or indirectly owns, controls or holds power to vote 5% or more of the outstanding voting securities of the depositor: (a) name and principal business address; (b) nature of business; (c) ownership of all securities of the depositor.

                           See Item 25.
                           ---
Controlling Persons
-------------------
30. Furnish as at latest practicable date the following information with respect to any person, other than those covered by Items 28, 29, and 42 who directly or indirectly controls the depositor.

                           None.

Compensation of Officers and Directors of Depositor
---------------------------------------------------
Compensation of Officers of Depositor
-------------------------------------
31. Furnish the following information with respect to the remuneration for services paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a) directly to each of the officers or partners of the depositor directly receiving the three highest amounts of remuneration;

         (b) directly to all officers or partners of the depositor as a group exclusive of persons whose remuneration is included under Item 31(a), stating separately the aggregate amount paid by the depositor itself and the aggregate amount paid by all the subsidiaries;

         (c) indirectly or through subsidiaries to each of the officers or partners of the depositor.

                           Not applicable. No officer, employee, etc. affiliated with the depositor receives additional remuneration for services rendered with respect to the Separate Account.

Compensation of Directors
-------------------------
32. Furnish the following information with respect to the remuneration for services, exclusive of remuneration reported under Item 31, paid by the depositor during the last fiscal year covered by financial statements filed herewith:

         (a)      the aggregate direct remuneration to directors;

         (b)      indirectly or through subsidiaries to directors.

                           Not applicable.  See Item 31.
                                            ---
Compensation to Employees
-------------------------
33.     (a)     Furnish the  following  information  with  respect to the
                aggregate amount of remuneration for services of all employees of the depositor (exclusive of persons whose remuneration is reported in Items 31 and 32) who received remuneration in excess of $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                           Not applicable.  See Item 31.
                                            ---
          (b) Furnish the following information with respect to the remuneration for services paid directly during the last fiscal year covered by financial statements filed herewith to the following classes of persons (exclusive of those persons covered by Item 33(a)): (1) Sales managers, branch managers, district managers and other persons supervising the sale of registrant's securities; (2) Salesmen, sales agents, canvassers and other persons making solicitations but not in supervisory capacity; (3) Administrative and clerical employees; and (4) Others (specify). If a person is employed in more than one capacity, classify according to predominant type of work.

                           Not applicable.  See Item 31.
                                            ---
Compensation to Other Persons
-----------------------------
34. Furnish the following information with respect to the aggregate amount of compensation for services paid any person (exclusive of persons whose remuneration is reported in Items 31, 32 and 33), whose aggregate compensation in connection with services rendered with respect to the trust in all capacities exceeded $10,000 during the last fiscal year covered by financial statements filed herewith from the depositor and any of its subsidiaries.

                           Not applicable.


                                       IV.

                    DISTRIBUTION AND REDEMPTION OF SECURITIES


Distribution of Securities
--------------------------
35. Furnish the names of the states in which sales of the trust's securities (A) are currently being made, (B) are presently proposed to be made, and (C) have been discounted, indicating by appropriate letter the status with respect to each state.

                           No sales of the Policy have been made or are currently being made. Valley Forge expects that the Policy will be offered in all jurisdictions where it is licensed to do business under state insurance law.

36. If sales of the trust's securities have at any time since January 1, 1936 been suspended for more than a month describe briefly the reasons for such suspension.

                           Not applicable.

37.      (a)      Furnish the  following  information  with  respect to each instance where subsequent to January 1, 1937, any federal or state governmental officer, agency, or regulatory body denied authority to distribute securities of the trust, excluding a denial which was merely a procedural step prior to any determination by such officer, etc. and which denial was subsequently rescinded.

                  (1)      Name of officer, agency or body.

                  (2)      Date of denial.

                  (3)      Brief statement of reason given for revocation.

                           Not applicable.

         (b) Furnish the following information with regard to each instance where, subsequent to January 1, 1937, the authority to distribute securities of the trust has been revoked by any federal or state governmental officer, agency or regulatory body.

                           Not applicable.

38.      (a)      Furnish a general description of the method of distribution of securities of the trust.

                           Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6:
                           "Other Information about the Policies and the Company
                           - Sale of the Policies."

         (b) State the substance of any current selling agreement between each principal underwriter and the trust or the depositor, including a statement as to the inception and termination dates of the agreement, any renewal and termination provisions, and any assignment provisions.

                           Principal Underwriting Agreement. Incorporated herein by reference to the Registration Statement on Form S-6.

         (c) State the substance of any current agreements or arrangements of each principal underwriter with dealers, agents, salesman, etc. with respect to commissions and overriding commissions, territories, franchises, qualifications and revocations. If the trust is the issuer of periodic payment plan certificates, furnish schedules of commissions and the bases thereof. In lieu of a statement concerning schedules of commissions, such schedules of commissions may be filed as Exhibit A(3)(c).

                           A Form of Selling Agreement and a Form of Agent's Agreement will be filed as pre-effective amendments to the Registration Statement on Form S-6. They are incorporated herein by reference.

Information Concerning Principal Underwriter
--------------------------------------------
39.      (a)      State the form of organization of each principal underwriter of securities of the trust, the name of the state or other sovereign power under the laws of which each underwriter was organized and the date of organization.

                           CNA/ISI   acts  as  principal   underwriter   of  the
                           Policies. CNA/ISI was incorporated under the laws of Illinois in 1966 and is an affiliate of the
                           --------      ----
                           Company.

         (b)      State whether any principal underwriter currently distributing
                  securities   of  the  trust  is  a  member  of  the   National
                  Association of Securities Dealers, Inc.

                           No Policies are currently being distributed. CNA/ISI is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the National Association of Securities Dealers, Inc.

40. (a) Furnish the following information with respect to all fees received by each principal underwriter of the trust from the sale of securities of the trust and any other functions in connection therewith exercised by such underwriter in such capacity or otherwise during the period covered by the financial statements filed herewith.

                           Not applicable.

         (b) Furnish the following information with respect to any fee or any participation in fees received by each principal underwriter from any underlying investment company or any affiliated person or investment adviser of such company:

                             (1) The nature of such fee or participation.

                             (2) The name of the person making payment.

                             (3) The nature of the services rendered in
                                 consideration for such fee or participation.

                             (4) The aggregate  amount received during the last
                                 fiscal year covered by the financial statements filed herewith.

                           Not applicable.

41.      (a)      Describe the general character of the business engaged in by each principal underwriter, including a statement as to any business other than the distribution of securities of the trust. If a principal underwriter acts or has acted in any capacity with respect to any investment company or companies other than the trust, state the name or names of such company or companies, their relationship, if any, to the trust and the nature of such activities. If a principal underwriter has ceased to act in such named capacity, state the date of and the circumstances surrounding such cessation.

                           See Item 38(a).
                           ---

         (b) Furnish as at latest practicable date the address of each branch office of each principal underwriter currently selling securities of the trust and furnish the name and residence address of the person in charge of such office.

                           Not applicable.

         (c) Furnish the number of individual salesmen of each principal underwriter through whom any of the securities of the trust were distributed for the last fiscal year of the trust covered by the financial statements filed herewith and furnish the aggregate amount of compensation received by such salesmen in such year.

                           Not applicable. Securities of the Separate Account have not yet been distributed by the principal underwriter or any of its representatives.

42. Furnish as at latest practicable date the following information with respect to each principal underwriter currently distributing securities of the trust and with respect to each of the officers, directors or partners of such underwriter: (a) name and principal business address;
         (b) position with principal underwriter; (c) ownership of securities of the trust.

                           Not applicable.

43. Furnish, for the last fiscal year covered by the financial statements filed herewith, the amount of brokerage commissions received by any principal underwriter who is a member of a national securities exchange and who is currently distributing the securities of the trust or effecting transactions for the trust in the portfolio securities of the trust.

                           Not applicable.

Offering Price or Acquisition Valuation of Securities of the Trust
------------------------------------------------------------------

44.   (a)         Furnish the  following  information  with  respect to the
                  method of valuation used by the trust for purposes of determining the offering price to the public of securities issued by the trust or the valuation of shares or interests in the underlying securities acquired by the holder of a periodic payment plan certificate:

                  (1) The source of quotations used to determine the
                      value of portfolio securities.

                  (2) Whether opening, closing, bid, asked or any other
                      price is used.

                  (3) Whether price is as of the day of sale or as of any other time.

                  (4) A brief  description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                  (5) Other items which  registrant  adds to the net asset value in computing offering price of its securities.

                  (6) Whether adjustments are made for fractions:

                           (i)      before adding distributor's compensation
                                   (load); and

                           (ii)     after adding distributor's compensation
                                   (load).

                           Incorporated herein by reference to the following sections of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "The Policy - Premium Payments," "The Policy - Net Premium Allocations," and "The Policy - Variable Policy Value."

         (b) Furnish a specimen schedule showing the components of the offering price of the trust's securities as at the latest practicable date.

                           Not applicable.

         (c) If there is any variation in the offering price of the trust's securities to any person or classes of persons other than underwriters, state the nature and amount of such variation and indicate the person or classes of persons to whom such offering is made.

                           There will not be any variation in offering price.

45. Furnish the following information with respect to any suspension of the redemption rights of the securities issued by the trust during the three fiscal years covered by the financial statements filed herewith.

                           Not applicable.

Redemption Valuation of Securities of the Trust
-----------------------------------------------
46.      (a)      Furnish the following information with respect to the method of determining the redemption or withdrawal valuation of securities issued by the trust:

                  (1) The source of quotations used to determine the value of portfolio securities.

                      See Item 44(a).
                      ---
                  (2) Whether opening, closing, bid, asked or any other price is used.

                      See Item 44(a).
                      ---
                  (3) Whether price is as of the day of sale or as of any other time.

                      As of the day a request for surrender is received.

                  (4) A brief  description of the methods used by registrant for determining other assets and liabilities including accrual for expenses and taxes (including taxes on unrealized appreciation).

                      See Items 13(a), 13(e), 18(c), and 44(a).
                      ---
                  (5) Other items which  registrant  deducts  from the net asset value in computing redemption value of its securities:

                      See Items 10(c) and 13(e).
                      ---
                  (6) Whether adjustments are made for fractions.

                      Not applicable.

         (b) Furnish a specimen schedule showing the components of the redemption price to the holders of the trust's securities as at latest practicable date.

                      Not applicable.


Purchase and Sale of Interests in Underlying Securities from and to Security
----------------------------------------------------------------------------
Owners
------
47. Furnish a statement as to the procedure with respect to the maintenance of a position in the underlying securities or interests in the underlying securities, the extent and nature thereof and the person who maintains such a position. Include a description of the procedure with respect to the purchase of underlying securities or interests in underlying securities from security holders who exercise redemption or withdrawal rights and the sale of such underlying securities and interests in the underlying securities to other security holders. State whether the method of valuation of such underlying securities or interests in underlying securities differs from that set forth in Items 44 and 46. If any item of expenditure included in the determination of the valuation is not or may not actually be incurred or expended, explain the nature of such item and who may benefit from the transaction.


                 Valley Forge will maintain a position in the shares of each funds by purchasing such shares at net asset value in connection with the net premiums allocated to the Separate Account in accordance with instructions from its Policy Owners. Valley Forge will redeem fund shares at net asset value to meet Policy obligations.

                           See also Item 16.
                           --- ----

                                       V.

                 INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN


48. Furnish the following information as to each trustee or custodian of the trust:

         (a)      Name and principal business address.

         (b)      Form of organization.

         (c) State or other sovereign power under the laws of which the trustee or custodian was organized.

         (d)      Name of governmental supervising or examining authority.

                        Valley Forge acts as custodian and holds the assets the Separate Account. The assets are kept physically segregated and held separate and apart from Valley Forge's general account. Valley Forge maintains records of all purchases and redemptions of shares of the Funds.

                        Valley Forge is subject to regulation by the Department of Insurance of the State of Pennsylvania. Valley Forge is also subject to the insurance laws and regulations of all jurisdictions where it does business.

49. State the basis for payment of fees or expenses of the trustee or custodian for services rendered with respect to the trust and its securities, and the aggregate amount thereof for the last fiscal year. Indicate the person paying such fees or expenses. If any fees or expenses are prepaid, state the unearned amount.

                           Not applicable.

50. State whether the trustee or custodian or any other person has or may create a lien on the assets of the trust, and if so, give full particulars, outlining the substance of the provisions of any indenture or agreement with respect thereto.

                           The Separate Account is currently divided into a number of Subaccounts. Each Subaccount invests exclusively in shares of a single underlying Fund. Both realized and unrealized gains or losses and income from the assets of each Subaccount of the Separate Account are credited to or charged against that Subaccount without regard to income, gains, or losses from any other Subaccount of the Separate Account or from any other business Valley Forge may conduct.

                           Obligations to Policy Owners and Beneficiaries that arise under the Policy are obligations of Valley Forge. Valley Forge owns the assets of the Separate Account. Those assets will only be used to support variable life insurance contracts and for any other purposes permitted by applicable laws and regulations. The portion of the assets of the Separate Account equal to the reserves and other contract liabilities with respect to the Separate Account will not be charged with liabilities that arise from any other business Valley Forge may conduct. Valley Forge may, however, transfer from the Separate Account to its general account assets that exceed the reserves and other contract liabilities in respect of the Separate Account.

                                       VI.

                       INFORMATION CONCERNING INSURANCE OF
                              HOLDERS OF SECURITIES


51. Furnish the following information with respect to insurance of holders of securities.*

         (a)      The name and address of the insurance company.

                           The name and address of Valley Forge are set forth in
                           Item 2.

         (b)     The types of policies and whether individual or group policies.

------------------------------------
         *The Policies are themselves the securities being issued in this case and the response to the questions set forth herein refer to the insurance that is provided by the "security" that is being registered.

               The  Policy  is  a  flexible   premium  variable  life  insurance
               contract, which is issued on an individual basis. (c) The types of risks insured and excluded.

                           The death benefit and its settlement options are the only insurance benefits provided by the Policies exclusive of additional benefit riders. Valley Forge assumes the risk that insureds covered by the Policies may die before anticipated and that the charge for the mortality risk may prove insufficient. Valley Forge also assumes the risk that deductions for expenses may be inadequate. Valley Forge also assumes a risk by guaranteeing that, no matter how unfavorable investment experience may be, the Policy will not Lapse during the first five Policy Years if the aggregate premium payments made less the amount of any withdrawals or loans exceeds the Minimum Monthly Premium Payment multiplied by the number of complete months since the Policy became effective.

         (d)       The coverage of the policies.

                           See paragraph (c) of this item.

         (e) The Beneficiaries of such policies and the uses to which the proceeds of policies must be put.

                           The recipient of a Policy's death proceeds will be the designated beneficiaries or the estate of the policy owner. There are no restrictions on the use of proceeds.

         (f)      The terms and manners of cancellation and of reinstatement.

                           The insurance undertakings described in Item 51(c) are integral parts of the Policy and may not be terminated while a Policy remains in effect.

                           See also Items 10(c), (d), and (e).
                           --- ----
         (g) The method of determining the amount of premiums to be paid by holders of securities.

                           See Items 13(a) and 13(e) for  information  about the
                           ---
                           amount and method of assessing the charges for the insurance undertakings described in Item 51(c). See
                                                                             ---
                           Items 10(c), 10(i), and 44(a) for the manner in which the Policy premium is determined.

         (h) The amount of aggregate premiums paid to the insurance company during the last fiscal year.

                           Not applicable.

         (i) Whether any person other than the insurance company receives any part of such premiums, the name of each such person and the amounts involved, and the nature of the services rendered therefor.

                           No person other than Valley Forge is authorized to receive the Policy Premiums.

                           Valley Forge may from time to time, enter into reinsurance treaties with other insurers whereby such insurers may agree to reimburse Valley Forge for mortality costs and certain expenses. However, any such arrangements or contracts do not affect the Policies or the benefits paid thereunder.

         (j) The substance of any other material provisions of any indenture or agreement of the trust relating to insurance.

                           Not Applicable.



                                      VII.

                              POLICY OF REGISTRANT


52.     (a)         Furnish  the  substance  of the  provisions  of any
                    indenture or agreement with respect to the  conditions  upon which  and the  method  of  selection  by  which  particular portfolio  securities  must or may be eliminated from assets of the trust or must or may be replaced  by other  portfolio securities.  If an investment  adviser or other person is to be employed in connection with such  selection,  elimination or substitution,  state the name of such person,  the nature of any  affiliation to the depositor,  trustee or custodian,
                    and  any   principal   underwriter,   and  the   amount   of
                    remuneration to be received for such services. If any particular person is not designated in the indenture or agreement, describe briefly the method of selection of such person.

                           See Items 10(g) and 10(h) as regards  Valley  Forge's
                           ---
                           right to substitute any other investment for shares of any Fund presently offered to the Separate Account.

         (b) Furnish the following information with respect to each transaction involving the elimination of any underlying security during the period covered by the financial statements filed herewith.

                           Not applicable.

         (c) Describe the policy of the trust with respect to the substitution and elimination of the underlying securities of the trust with respect to:

                  (1) the grounds for elimination and substitution;

                  (2) the type of securities which may be substituted for any underlying security;

                  (3) whether the  acquisition of such  substituted  security or securities would constitute the concentration of investment in a particular industry or group of industries or would conform to a policy of concentration of investment in a particular industry or group of industries;

                  (4) whether such substituted securities may be the securities of another investment company; and

                  (5) the  substance  of  the  provisions  of any  indenture  or agreement which authorize or restrict the policy of the registrant in this regard.

                      See Items 10(g) and 10(h).
                      ---
         (d) Furnish a description of any policy (exclusive of policies covered by paragraphs (a) and (b) herein) of the trust which is deemed a matter of fundamental policy and which is elected to be treated as such.

                           None.

Regulated Investment Company
----------------------------
53.      (a)      State the taxable status of the trust.

                         Incorporated herein by reference to the following section of the Prospectus filed concurrently herewith as part of a Registration Statement on Form S-6: "Tax Considerations."


         (b) State whether the trust qualified for the last taxable year as a regulated investment company as defined in Section 851 of the Internal Revenue Code of 1954, and state its present intention with respect to such qualifications during the current taxable year.

                           Not applicable.  See Item 53(a).
                                            ---

                                      VIII.

                      FINANCIAL AND STATISTICAL INFORMATION


54. If the trust is not the issuer of periodic payment plan certificates, furnish the following information with respect to each class or series of its securities.

                           Not applicable.

55. If the trust is the issuer of periodic payment plan certificates, a transcript of a hypothetical account shall be filed in approximately the following form on the basis of the certificate calling for the smallest amount of payments. The schedule shall cover a certificate of the type currently being sold assuming that such certificate had been sold at a date approximately ten years prior to the date of registration or at the approximate date of organization of the trust.

                           Not applicable.

56. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith in respect of certificates sold during such period, the following information for each fully paid type and each installment payment type of periodic payment plan certificate currently being issued by the trust.

                           Not applicable.

57. If the trust is the issuer of periodic payment plan certificates, furnish by years for the period covered by the financial statements filed herewith the following information for each installment payment type of periodic payment plan certificate currently being issued by the trust.

                           Not applicable.

58. If the trust is the issuer of periodic payment plan certificates, furnish the following information for each installment payment type of periodic payment plan certificate outstanding as at the latest practicable date.

                           Not applicable.

59.      Financial Statements:

         Financial Statements of the Trust
         ---------------------------------
                           The Trust has not yet commenced operations and, therefore, financial statements are not available at this time.

         Financial Statements of the Depositor
         -------------------------------------
                           The financial statements of Valley Forge Life Insurance Company will be provided in the Registration Statement on Form S-6 by a pre-effective amendment. They are incorporated herein by reference.


                                       IX.

                                    EXHIBITS


A. Furnish the most recent form of the following as amended to date and currently in effect:

         (1) The indenture or agreement under the terms of which the Trust was organized or issued securities.

                           Incorporated   by  reference   to  the   Registrant's
                           registration statement for the Policies on Form S-6.

         (2) The indenture or agreement pursuant to which the proceeds of payments of securities are held by the custodian or trustee, if such indenture or agreement is not the same as the indenture or agreement referred to in paragraph (1).

                           Not applicable.

         (3)      Distributing contracts:

                  (a) Agreements between the Trust and principal underwriter or between the depositor and principal underwriter.

                  (b) Specimen of typical agreements between principal underwriter and dealers, managers, sales supervisors and salesmen.

                  (c)      Schedules of sales commissions.

                           Incorporated   by  reference   to  the   Registrant's
                           registration statement for the Policies on Form S-6.

         (4) Any agreement between the depositor, principal underwriter and the custodian or trustee other than indentures or agreement set forth in paragraphs (1), (2) and (3) with respect to the trust or its securities.

                           Not applicable.

         (5)      The form of each type of security.

                           Incorporated   by  reference   to  the   Registrant's
                           registration statement for the Policies on Form S-6.

         (6) The certificate of incorporation or other instrument of organization and by-laws of the depositor.

                           Incorporated   by  reference   to  the   Registrant's
                           registration statement for the Policies on Form S-6.

         (7) Any insurance policy under a contract between the trust and the insurance company or between the depositor and the insurance company, together with the table of insurance premiums.

                           Not applicable.

         (8) Any agreement between the trust or the depositor concerning the trust with the issuer, depositor, principal underwriter or investment adviser of any underlying investment company or any affiliated person of such persons.

                           Not applicable.

         (9) All other material contracts not entered into in the ordinary course of business of the trust or of the depositor concerning the trust.

                           Incorporated   by  reference   to  the   Registrant's
                           registration statement for the Policies on Form S-6.

         (10)     Form of application for a periodic payment plan certificate.

                           Incorporated   by  reference   to  the   Registrant's
                           registration statement for the Policies on Form S-6.

B.       Furnish copies of each of the following:

         (1) Each notice sent to security holders pursuant to Section 19 of the Act prior to the date of the filing of this form.

                           Not applicable.

         (2) Each annual report sent to security holders covering each fiscal year ending after January 1, 1937, exclusive of reports, copies of which have heretofore been filed with the Commission pursuant to the Act.

                           Not applicable.


C. Furnish the name and address of each dealer to or through whom any principal underwriter currently offering securities of the trust, distributed securities of the trust during the last fiscal year covered by the financial statements filed herewith.

                           Not applicable.

                  Pursuant to the requirements of the Investment Company Act of 1940, the Depositor of the Registrant has caused this Registration Statement to be duly signed on behalf of the Registrant in the City of Chicago, and the State of Illinois on the 25th day of March, 1996.


[Seal]







                        Valley Forge Life Insurance Company Separate Account
                        ----------------------------------------------------

         By:      VALLEY FORGE LIFE INSURANCE COMPANY
                  -----------------------------------
                    (Name of depositor)





  By: S/ PETER E. JOKIEL
     ------------------------------------------
  Typed Name:  Peter E. Jokiel
             ----------------------------------




Attest: S/ MARY A. RIBIKAWSKIS
       ----------------------------------------
        Mary A. Ribikawskis